[redacted] PE 4/30/2014 [redacted]

14006767

14006768

Securities Exchange Act of 1934
Rule 12g-3

NO ACT

May 1, 2014

Response of the Office of International Corporate Finance
Division of Corporation Finance

Received SEC

MAY 0 1 2014

Washington, DC 20549

Re: Pentair-Switzerland and Pentair-Ireland
Incoming letter dated April 30, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Pentair-Ireland will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- Pentair-Ireland may take into account Pentair-Switzerland's reporting history under the Exchange Act when determining its eligibility to use Form S-3. Pentair-Switzerland's Exchange Act reporting history may also be used in determining whether Pentair-Ireland: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- Pentair-Switzerland's reporting history may be taken into account when determining Pentair-Ireland's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Pentair-Switzerland's Common Shares during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of Pentair-Ireland's Ordinary Shares that may be sold pursuant to Rule 144(e).

- Pentair-Ireland may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Elliot Staffin
Special Counsel

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
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foley.com

WRITER'S DIRECT LINE
414.319.7336
jhille@foley.com EMAIL

CLIENT/MATTER NUMBER
065215-0206

April 30, 2014

VIA ELECTRONIC SUBMISSION

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Securities Act of 1933
Forms S-3, S-4 and S-8
Rule 144
Section 4(3) and Rule 174

Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2 and 12g-3(a)

Re: Pentair Ltd. and Pentair plc

Ladies and Gentlemen:

On behalf of Pentair Ltd. ("Pentair-Switzerland"), a company organized under the laws of Switzerland, and Pentair plc ("Pentair-Ireland"), a public limited company organized under the laws of Ireland, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm in the form of a no-action letter certain interpretations with respect to succession-related issues set forth below under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These issues arise out of the proposed reorganization (the "Reorganization") of Pentair-Switzerland into a publicly-traded holding company organized under the laws of Ireland, effected through the merger (the "Merger") of Pentair-Switzerland with and into Pentair-Ireland, with Pentair-Ireland surviving. As a result of the Reorganization, Pentair-Ireland will become the publicly-traded parent holding company that would, on a consolidated basis, conduct the same business as Pentair-Switzerland and its subsidiaries immediately prior to the Reorganization.

A. Background Information

1. Pentair-Switzerland

Pentair-Switzerland is a focused diversified industrial manufacturing company comprising four reporting segments: Valves & Controls, Process Technologies, Flow Technologies and Technical Solutions. Valves & Controls designs, manufactures, markets and services valves, fittings, automation and controls and actuators. Process Technologies designs, manufactures, markets and services innovative water system products and solutions to meet filtration, separation and fluid process management challenges in food and beverage, water, wastewater, swimming pools and aquaculture applications. Flow Technologies designs, manufactures and markets products and services designed for the transfer and flow of clean water, wastewater and a variety of industrial applications. Technical Solutions designs, manufactures, markets and services products that guard and protect some of the world's most sensitive electronics and electronic equipment, as well as heat management solutions designed to provide thermal protection to temperature sensitive fluid applications.

Pentair-Switzerland common shares, par value CHF 0.50 ("Pentair-Switzerland Common Shares"), are registered under Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange (the "NYSE") under the symbol "PNR". Pentair-Switzerland is a large accelerated filer under Exchange Act Rule 12b-2 and had a market capitalization of approximately $15.6 billion as of April 11, 2014. Pentair-Switzerland (together with its predecessor, Pentair, Inc.) has been a reporting company under the Exchange Act for over 40 years and is current in all of its reporting obligations thereunder.[1]

Pentair-Switzerland's registered share capital consists of an aggregate of 213,000,000 common shares. As of March 21, 2014 195,279,894 Pentair-Switzerland Common Shares were issued and outstanding.

Pentair-Switzerland maintains the following equity compensation plans: Pentair Ltd. Omnibus Stock Incentive Plan, Pentair Ltd. Outside Directors Non-Qualified Stock Option Plan, Pentair Ltd. 2008 Omnibus Stock Incentive Plan, Pentair Ltd. 2012 Stock and Incentive Plan, Pentair, Inc. Retirement Savings and Stock Incentive Plan and Pentair Ltd. Employee Stock Purchase and Bonus Plan (collectively, the "Pentair-Switzerland Equity Compensation Plans"). As of December 31, 2013, approximately 6.2 million Pentair-Switzerland Common Shares were reserved for issuance upon the exercise of outstanding Pentair-Switzerland stock options under the Pentair-Switzerland Equity Compensation Plans and approximately 1.3 million Pentair-Switzerland Common Shares were reserved for issuance upon the settlement of outstanding Pentair-Switzerland restricted stock units. Pentair-Switzerland maintains effective registration statements on Form S-3 (Registration No. 333-184149) and Form S-8 (Registration Nos. 333-184150, 333-184151 and 333-184152) with respect to the Pentair-Switzerland Equity Compensation Plans (the "Pentair-Switzerland Registration Statements").

In March 2013, Pentair Finance S.A., a Luxembourg public limited liability company and wholly-owned subsidiary of Pentair-Switzerland ("PFSA"), issued, in a public exchange offering registered on a Form S-4 registration statement, $350 million of 1.350% senior notes due 2015 (the "2015 Senior Notes"), $349.9 million of 1.875% senior notes due 2017 (the "2017 Senior Notes"), $250 million of 2.650% senior notes due 2019 (the "2019 Senior Notes"), $371.5 million of 5.000% senior notes due 2021 (the "2021 Senior Notes") and $550 million of 3.150% senior notes due 2022 (the "2022 Senior Notes," and, together with the 2015 Senior Notes, 2017 Senior Notes, 2019 Senior Notes and the 2021 Senior Notes, the "PFSA Senior Notes"), all of which are guaranteed as to payment by Pentair-Switzerland (the "Guarantees"). Pentair-Switzerland believes that each of the 2015 Senior Notes, the 2017 Senior Notes, the 2019 Senior Notes, the 2021 Senior Notes and the 2022 Senior Notes are held of record by less than 300 persons. As of December 31, 2013, Pentair-Switzerland had an additional $683.7 million of long term debt consisting primarily of borrowing under commercial paper obligations and senior notes issued by a subsidiary of Pentair-Switzerland.

Pentair-Switzerland's current fiscal year will end at the close of business on December 31, 2014.

Pentair-Switzerland represents that, upon the completion of the Reorganization, it intends to file a Form 15 with the Commission to deregister each of the Pentair-Switzerland Common Shares and the Guarantees under Section 12 of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act. In addition, a Form 25 will be filed with the Commission to delist the Pentair-Switzerland Common Shares from trading on the NYSE.

2. ***Pentair-Ireland***

Pentair-Ireland is an Irish public limited company that has been formed for the purpose of engaging in the Reorganization. Pentair-Ireland has only nominal assets and has no financial or operating history of its own. Pentair-Ireland has not engaged in any business or other activities other than in connection with its formation and the Reorganization.

[1] The Staff of the Commission previously granted relief to Pentair, Inc. in determining that Pentair Ltd. (formerly Tyco Flow Control International Ltd.) would be the successor to Pentair, Inc. following Pentair, Inc.'s merger with a wholly owned, indirect subsidiary of Pentair Ltd. *See Pentair, Inc.* (available September 20, 2012).

Immediately prior to the completion of the Merger, Pentair-Ireland will have an authorized share capital of €40,000 and $4,260,000 divided into 40,000 shares with a nominal value of €1 per share (the "Euro Shares") and 426,000,000 ordinary shares with a nominal value of $0.01 per share (the "Pentair-Ireland Ordinary Shares"). Pursuant to Irish law requirements concerning the formation of an Irish public limited company, Pentair-Ireland is required to have a minimum of seven shareholders. As of the date of this letter, Pentair-Switzerland owns 39,994 Euro Shares and six nominees own one Euro Share each. Upon the completion of the Reorganization, the Euro Shares will be acquired and cancelled by Pentair-Ireland for no consideration.

We believe that the Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and that the Pentair-Ireland Ordinary Shares will be deemed registered under Section 12(b) of the Exchange Act upon completion of the Reorganization. Therefore, Pentair-Ireland will not file with the Commission a Form 10 to register the Pentair-Ireland Ordinary Shares. As described below in more detail, Pentair-Switzerland will deliver to its shareholders a proxy statement/prospectus seeking approval of the Merger Agreement (as defined below), which will also constitute a prospectus of Pentair-Ireland.

Pentair-Ireland has no debt securities or long-term debt outstanding.

Pentair-Ireland's current fiscal year will end at the close of business on December 31, 2014.

B. Overview of the Reorganization

Pursuant to the Reorganization, Pentair-Switzerland intends to change its jurisdiction of incorporation from Switzerland to Ireland. The Reorganization is to be effected through the Merger. Pursuant to the Merger Agreement, dated December 10, 2013, by and between Pentair-Switzerland and Pentair-Ireland (the "Merger Agreement").

Immediately prior to the Merger, Pentair-Switzerland intends to transfer certain assets, liabilities and agreements, by way of a contribution to the equity to a wholly-owned, direct subsidiary of Pentair-Switzerland ("New SwissCo") organized under the laws of Switzerland (the "Contribution").

Following the Contribution and pursuant to the Merger Agreement:

1. Pentair-Switzerland will merge with and into Pentair-Ireland, with Pentair-Ireland continuing as the surviving company;

2. all of the assets and liabilities of Pentair-Switzerland will be transferred by operation of law (Art. 3 et seq. of the Swiss Act on Merger, Demerger, Transformation and Transfer of Assets (*Fusionsgesetz)* and Art. 163b, 163c and 164 Swiss Private International Law Act (*IPRG)* and the general principles of Irish contract law) to Pentair-Ireland;

3. each shareholder of Pentair-Switzerland will receive one Pentair-Ireland Ordinary Share in exchange for each Pentair-Switzerland Common Share held immediately prior to the effectiveness of the Merger;

4. Pentair-Switzerland will be dissolved without liquidation;

5. each Pentair-Switzerland Common Share will be cancelled and will cease to exist;

6. New SwissCo will become a wholly-owned, direct subsidiary of Pentair-Ireland;

7. the existing Euro Shares issued by Pentair-Ireland prior to the Merger will be acquired and cancelled by Pentair-Ireland for no consideration upon the completion of the Merger, ensuring that

the ownership of Pentair-Ireland is identical to the economic ownership of Pentair Switzerland immediately prior to the Merger;

8. Pentair-Ireland determined that its treasury shares will be cancelled;

9. Pentair-Ireland will assume the Pentair-Switzerland Equity Compensation Plans that had previously been sponsored by Pentair-Switzerland and Pentair-Ireland will amend such plans in order to permit the issuance or delivery of Pentair-Ireland Ordinary Shares thereunder, rather than Pentair-Switzerland Common Shares;

10. Pentair-Ireland will enter into indemnity agreements with those directors and executive officers who currently have indemnity agreements with Pentair-Switzerland, upon terms substantially similar to the Pentair-Switzerland agreements to the extent permitted by Irish law; and

11. Pentair-Ireland will assume guarantees as to payment with respect to certain indebtedness of subsidiaries of Pentair-Switzerland that is, immediately prior to the completion of the Merger, also guaranteed as to payment by Pentair-Switzerland, including the PFSA Senior Notes.

Upon completion of the Merger, Pentair-Ireland intends to manage its affairs so that it is centrally managed and controlled in the U.K. and therefore has tax residency in the U.K.

Immediately prior to the effective time of the Merger, the officers and directors of Pentair-Switzerland will be appointed as the officers and directors of Pentair-Ireland. Pentair-Ireland's articles of association will provide for the same declassified board of directors that Pentair-Switzerland is expected to have at the time of the Merger, and Pentair-Switzerland's directors will ultimately carry their terms of office over to the Pentair-Ireland board of directors. If the Reorganization is completed, the members of the Pentair-Ireland board of directors will serve until the earlier of their successors being elected or their death, disability or retirement.

Pentair-Ireland has filed with the Commission a registration statement on Form S-4, as amended, to register, under the Securities Act, the Pentair-Ireland Ordinary Shares that are to be issued to Pentair-Switzerland's shareholders in the Reorganization (the "Form S-4"). The Form S-4 contains the proxy statement of Pentair-Switzerland that also constitutes a prospectus of Pentair-Ireland. On March 26, 2014, the Commission declared the Form S-4 effective. On March 31, 2014 the definitive proxy statement/prospectus was sent to Pentair-Switzerland's shareholders. Pursuant to the proxy statement/prospectus, Pentair-Switzerland's shareholders are being asked to approve the Merger Agreement at an extraordinary general meeting of shareholders to be held on May 20, 2014. The Reorganization will not be completed unless Pentair-Switzerland's shareholders approve the Merger Agreement.

Immediately following the Merger and pursuant to Rule 414 under the Securities Act ("Rule 414"), Pentair-Ireland will file post-effective amendments to the Pentair-Switzerland Registration Statements (i) reflecting that Pentair-Ireland will become a "successor issuer" under the Pentair-Switzerland Registration Statements pursuant to Rule 414, (ii) adopting the Pentair-Switzerland Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and (iii) setting forth all additional information necessary to reflect any material changes made in connection with, or resulting from, the succession or necessary to keep the Pentair-Switzerland Registration Statements from being misleading in any material respect, as contemplated by Rule 414(d). We believe that Pentair-Ireland meets all of the requirements to utilize Rule 414 as (a) immediately prior to the Merger, Pentair-Ireland will have only nominal assets and liabilities, (b) Pentair-Ireland will directly acquire all of the assets and assume all of the liabilities and obligations of Pentair-Switzerland in the Merger, (c) the Merger Agreement will be approved by Pentair-Switzerland shareholders at an extraordinary general meeting of shareholders for which proxies are being solicited pursuant to Section 14(a) of the Exchange Act and (d) described above, Pentair-Ireland will file post-effective amendments to the Pentair-Switzerland Registration Statements as contemplated by Rule 414(d).

The Pentair-Ireland Ordinary Shares to be issued to Pentair-Switzerland's shareholders in the Merger are expected to be listed and traded on the NYSE under the symbol "PNR," the same NYSE trading symbol currently used for Pentair-Switzerland Common Shares.

The Merger is intended to qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code.

Subject to the approval of the Merger Agreement by Pentair-Switzerland's shareholders and the satisfaction of certain conditions contained in the Merger Agreement, the Merger is expected to close during the second quarter of 2014.

C. Summary of Request for Relief

On behalf of Pentair-Switzerland and Pentair-Ireland, we respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below:

1. *Rules 12g-3(a) and 12b-2.* Pentair-Ireland, as successor to Pentair-Switzerland under Rule 12g-3(a), will be deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

2. *Forms S-3, S-4 and S-8.* Pentair-Switzerland's reporting history may be considered to determine whether Pentair-Ireland, as the "successor" to Pentair-Switzerland (i) meets the eligibility requirements set forth in General Instructions I.A.3 and I.A.7(a) to Form S-3, (ii) "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-4 and (iii) "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-8 under the Securities Act.

3. *Rule 144.* For purposes of Rule 144 under the Securities Act ("Rule 144"), Pentair-Ireland may include the prior reporting history of Pentair-Switzerland and the average weekly trading volume in the Pentair-Switzerland Common Shares in determining whether Pentair-Ireland has complied with the current public information requirements of Rule 144(c)(1) and the volume limitations under Rule 144(e).

4. *Section 4(3) and Rule 174.* Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to Pentair-Ireland following the Reorganization.

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including similar reorganizations, including reorganizations involving a change in an issuer's jurisdiction of incorporation. *See e.g., Sirius XM Radio Inc.* (available September 30, 2013), *Alexander & Baldwin, Inc.* (available April 3, 2012), *ADA-ES, Inc.* (available March 15, 2012), *MGP Ingredients, Inc.* (available October 11, 2011), *Interactive Intelligence, Inc.* (available April 27, 2011), *HCA, Inc.* (available November 22, 2010), *Sun Healthcare Group, Inc.* (available September 29, 2010), *Dress Barn, Inc.* (available August 13, 2010), *GulfMark Offshore, Inc.* (available January 11, 2010), *MF Global Ltd.* (available December 15, 2009), *Tim Hortons Inc.* (available September 9, 2009), *Weatherford International Ltd.* (available January 14, 2009), *Willbros Group, Inc.* (available February 27, 2009), *Pediatrix Medical Group, Inc.* (available November 22, 2008), *Otter Tail Corporation* (available December 19, 2008), *Mentor Corporation* (available September 26, 2008), and *Dollar Tree Stores, Inc.* (available February 20, 2008).

D. Discussion and Analysis

1. Rules 12g-3(a) and 12b-2

The Pentair-Switzerland Common Shares are currently registered under Section 12(b) of the Exchange Act. Rule 12g-3(a) under the Exchange Act provides that where, in connection with a "succession" by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. We believe that the Reorganization meets all of the requirements of Rule 12g-3(a) as Pentair-Ireland will directly acquire all the assets of Pentair-Switzerland in the Merger in exchange for Pentair-Ireland Ordinary Shares. Therefore, upon the completion of the Reorganization, Pentair-Ireland will be deemed to be the successor to Pentair-Switzerland. Pentair-Ireland intends to file a Form 8-K in connection with the succession indicating the paragraph of Section 12 of the Exchange Act under which the Pentair-Ireland Ordinary Shares are deemed registered pursuant to Rule 12g-3(f).

As noted above, Pentair-Switzerland is a large accelerated filer under Exchange Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Sirius XM Radio Inc., supra, Alexander & Baldwin, Inc., supra, Tim Hortons Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, Dress Barn, Inc., supra, GulfMark Offshore, Inc., supra, MF Global Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, and Dollar Tree Stores, Inc., supra.*

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the securityholders of the predecessor" (*see* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that Pentair-Ireland, as successor to Pentair-Switzerland, will succeed to Pentair-Switzerland's filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed a large accelerated filer under Exchange Act Rule 12b-2.

2. Forms S-3, S-4 and S-8

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

As indicated above, the primary purpose of the Reorganization is to change the jurisdiction of incorporation of Pentair-Switzerland from Switzerland to Ireland. Even though Pentair-Switzerland is changing its country of incorporation as opposed to its "state" of incorporation, the Staff has concurred that this does not affect reliance on General Instruction 1.A.7. to Form S-3. *See Willbros Group, supra, Weatherford International, Inc., supra, and Bookham Technology plc* (available September 22, 2004). The consolidated assets and liabilities of Pentair-Ireland immediately following the Reorganization will be identical to the consolidated assets and liabilities of Pentair-Switzerland immediately prior to the Reorganization. Additionally, Pentair-Ireland will conduct the same business and operations of Pentair-Switzerland as conducted immediately prior to the Reorganization, and the executive management and board of directors of Pentair-Ireland following the Reorganization will be the same as the executive management and board of directors of Pentair-Switzerland immediately prior to the Reorganization. Pentair-Switzerland is currently eligible to use Form S-3 and has been an Exchange Act reporting company for over 40 years and is currently in compliance with its Exchange Act reporting obligations. Because Pentair-Switzerland has been a reporting Company and current in its fillings and that the assets, liabilities and management of Pentair-Switzerland will not change as a result of the Reorganization, it is our opinion that adequate information of Pentair-Ireland of the type contemplated by the twelve-month prior reporting requirement is already available to the public in the form Pentair-Switzerland's Exchange Act filings.

The requested relief would allow Pentair-Switzerland's reporting history to be considered to determine whether Pentair-Ireland, as the "successor" to Pentair-Switzerland, meets the eligibility requirements for the use of Form S-3, in determining whether Pentair-Ireland "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8. Such a determination would be consistent with relief granted by the Staff in similar circumstances. *See. e.g., Sirius XM Radio Inc., supra, Alexander & Baldwin, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA Inc., supra, GrafTech International Ltd.* (available November 4, 2010), *Dress Barn, Inc., supra, GulfMark Offshore, Inc., supra, Willbros Group, supra, Weatherford International, Inc., supra, MF Global Ltd., supra, Pediatrix Medical Group, Inc., supra, and Dollar Tree Stores, Inc., supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that after the Reorganization, Pentair-Ireland will be entitled to take into account Pentair-Switzerland's reporting history prior to the Reorganization in determining whether Pentair-Ireland (i) meets the eligibility requirements set forth in General Instructions I.A.3 and I.A.7(a) to Form S-3, (ii) "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-4 and (iii) "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-8 under the Securities Act.

3. Rule 144

We recognize that affiliates of Pentair-Ireland who desire to sell Pentair-Ireland Ordinary Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 or some other applicable exemption. Rule 144(c) requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has been subject to the reporting requirements of Sections 13 or 15(d) under the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, (ii) has filed all of the reports required to be filed by it under Section 13 or 15(d), as applicable, under the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports) and (iii) has submitted electronically and posted on its corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the 12 months preceding such sale (or for such shorter period that it was required to submit and post such files).

Immediately after the Reorganization, Pentair-Ireland will have satisfied each of the foregoing requirements, except that it has not been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days.

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Pentair-Ireland from utilizing Rule 144 during the first 90 days after the effective time of the Reorganization, we believe that the prior activities of Pentair-Switzerland may be taken into account for purposes of determining whether Pentair-Ireland satisfies the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning Pentair-Ireland would be adequate and current. Pentair-Switzerland has been a reporting company under the Exchange Act for over 40 years. All reports required to be filed by Pentair-Switzerland under the Exchange Act, and all Interactive Data Files required to be submitted electronically to the Commission and posted on Pentair-Switzerland's corporate web site pursuant to Rule 405 of Regulation S-T under the Securities Act, in each case for the preceding 12 months, have been timely filed, submitted or posted, as the case may be, and will be timely filed, submitted or posted, as applicable, prior to the Reorganization. Pentair-Switzerland will timely file a current report on Form 8-K with respect to Pentair-Switzerland's completion of the Reorganization. Similarly, Pentair-Ireland will be subject to the reporting requirements of Section 13 under the Exchange Act following the Reorganization. Pentair-Ireland will have the same consolidated assets, liabilities, businesses, management and operations as Pentair-Switzerland prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by Pentair-Ireland. Based on the foregoing, we are of the opinion that, for purposes of Rule 144, Pentair-Ireland may include Pentair-Switzerland's reporting history and status prior to the Reorganization in determining whether Pentair-Ireland has complied with the public information requirements of Rule 144(c)(1) and thus, Pentair-Ireland should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Reorganization if Pentair-Switzerland has complied with the requirements of the Rule until the effective time of the Reorganization. The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Sirius XM Radio Inc., supra, Alexander & Baldwin, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA Inc., supra, Dress Barn, Inc., supra, GulfMark Offshore, Inc., supra, Willbros Group, supra, Weatherford International, Inc., supra, MF Global Ltd., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, Otter Tail Corporation, supra, and Dollar Tree Stores, Inc., supra.*

In addition, because the same number of Pentair-Ireland Ordinary Shares will be outstanding immediately after the Reorganization as the number of Pentair-Switzerland Common Shares immediately prior to the Reorganization, and because the Pentair-Ireland Ordinary Shares will represent an investment that is the same as the investment in Pentair-Switzerland Common Shares for the reasons discussed above, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by Pentair-Switzerland prior to the Reorganization and the average weekly trading volume of Pentair-Switzerland Common Shares during the time periods specified by Rule 144(e)(1) occurring immediately prior to the Reorganization may be taken into account by holders of Pentair-Ireland Ordinary Shares in determining the applicable limitation on the amount of Pentair-Ireland Ordinary Shares that may be sold in compliance with Rule 144(e)(l). The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Sirius XM Radio Inc., supra, Alexander & Baldwin, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, Dress Barn, Inc., supra, Weatherford International, Inc., supra, MF Global Ltd., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, and Dollar Tree Stores, Inc., supra.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that Pentair-Switzerland's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether Pentair-Ireland has complied with the current public information requirements of Rule 144(c)(1) and the average weekly trading volume in Pentair-Switzerland Common Shares during the time periods specified in Rule 144(e)(1) may be taken into account in determining the limitation on the amount of Pentair-Ireland Ordinary Shares that may be sold pursuant to Rule 144(e).

4. Section 4(3) Prospectus Delivery Requirements and Rule 174(b).

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. As discussed above, Pentair-Ireland, as the successor to Pentair-Switzerland, will assume Pentair-Switzerland's reporting status following the Reorganization. The Staff has previously taken the position that the successor in transactions similar to the Reorganization is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). Consequently, we are of the opinion that, following the Reorganization, Pentair-Ireland will be deemed an Exchange Act reporting company and that dealers of Pentair-Ireland Ordinary Shares will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Securities Act. The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Alexander & Baldwin, Inc., supra, Interactive Intelligence, Inc., supra, Dress Barn, Inc., supra, GulfMark*

Offshore, Inc., supra, Tim Hortons Inc., supra, Pediatrix Medical Group, Inc., supra and Mentor Corporation, supra.

On behalf of Pentair-Switzerland and Pentair-Ireland, we respectfully request your response with respect to the forgoing as soon as possible. If the Staff disagrees with any of our conclusions, or is not inclined to grant the relief requested in this letter, then we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. If the Staff has any questions or needs any additional information regarding the matters discussed in this letter, please feel free to call me at (414) 319-7336 or in my absence John K. Wilson at (414) 297-5642.

Please acknowledge receipt of this submission by email to jhille@foley.com.

Very truly yours,

Jason M. Hille

cc: Angela D. Lageson
Pentair Ltd.
Benjamin F. Garmer, III
John K. Wilson
Foley & Lardner LLP